UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Crumbs Bake Shop, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

316816107
(CUSIP Number)

Julian R. Geiger
President and Chief Executive Officer
Crumbs Bake Shop, Inc.
110 West 40th Street, Suite 2100
New York, New York 10018
(212) 221-7105

Copy to:
Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP 767 Fifth Avenue
New York, NY 10153
(212) 310-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 316816107	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Julian R. Geiger
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO (1)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 799,000 (1)(2)(3)
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 799,000 (1)(2)(3)
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 799,000 (1)(2)(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (1)(2)(3)(4)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Pursuant to the terms of an Employment Agreement (“Employment Agreement”) and Securities Grant Agreement (“Grant Agreement”), each by and among Julian R. Geiger (“Mr. Geiger”), Crumbs Bake Shop, Inc. (f/k/a 57th Street General Acquisition Corp.) (the “Issuer”) and Crumbs Holdings LLC (a non-wholly owned subsidiary of the Issuer) (“Crumbs”), each dated November 14, 2011, Mr. Geiger was issued 799,000 New Crumbs Class B Exchangeable Units of Crumbs (“Class B Units”) and 79,900 shares of the Issuer’s Series A Voting Preferred Stock, par value $0.0001 (“Preferred Stock”) for services as President and Chief Executive Officer of the Issuer. The 799,000 Class B Units and 79,900 shares of Preferred Stock combined will, subject to certain preferential rights, approximate the voting, economic and other rights Mr. Geiger would have, were he to hold 799,000 shares of the Issuer’s common stock (i.e. the right to initially vote 10 votes per share of Preferred Stock (subject to certain changes) in all matters for which the holders of common stock are entitled to vote).

(2) Assumes an exchange of 799,000 Class B Units of Crumbs for 799,000 shares of the Issuer’s common stock and the redemption of 79,900 shares of Preferred Stock of the Issuer.

(3) Based on 5,505,885 shares of Issuer common stock outstanding.

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock (the “Common Shares”) of Crumbs Bake Shop, Inc. (f/k/a 57th Street General Acquisition Corp.) (the “Issuer”). The address of the principal executive offices of the Issuer is 110 West 40th Street, Suite 2100, New York, New York 10018.

Item 2. Identity and Background

Julian R. Geiger (“Mr. Geiger”) is a United States citizen. Mr. Geiger’s business address is 110 West 40th Street, Suite 2100, New York, New York 10018. Mr. Geiger is the President, Chief Executive Officer and a director of the Issuer. Mr. Geiger is also President and Chief Executive Officer and is on the Board of Managers of Crumbs. Mr. Geiger is also Chairman of the Board of and serves as a part-time advisor to Aéropostale, Inc., a Delaware corporation having an office at 112 West 34th Street, New York, New York 10120.

During the past five years, Mr. Geiger has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On November 14, 2011, Mr. Geiger entered into an Employment Agreement (“Employment Agreement”) and Securities Grant Agreement (“Grant Agreement”), each by and among Mr. Geiger, the Issuer and Crumbs Holdings LLC (“Crumbs”), pursuant to which Mr. Geiger received 799,000 New Crumbs Class B Exchangeable Units of Crumbs (a non-wholly owned subsidiary of the Issuer) (“Class B Units”) and 79,900 shares of the Issuer’s Series A Voting Preferred Stock, par value $0.0001 (“Preferred Stock”) for his services as President and Chief Executive Officer of the Issuer. The 799,000 Class B Units and 79,900 shares of Preferred Stock (together referred to herein as the “Equity Consideration”) combined will, subject to certain preferential rights, approximate the voting, economic and other rights Mr. Geiger would have, were he to hold 799,000 Common Shares. As of the date of this filing, assuming there are 5,505,885 Common Shares outstanding and 390,000 shares of Preferred Stock outstanding, Mr. Geiger has the power to vote approximately 8.5% of the Common Shares.

Pursuant to the Employment Agreement and Grant Agreement, (a) the 799,000 Class B Units that Mr. Geiger received will vest as follows: (i) 399,500 vests immediately and (ii) 399,500 vest on November 14, 2012, and (b) the 79,900 shares of Preferred Stock that Mr. Geiger received will vest as follows: (i) 39,950 vests immediately and (ii) 39,950 vest on November 14, 2012.

Mr. Geiger will be entitled to receive up to an additional 901,000 Class B Units and 90,100 shares of Preferred Stock in the event the Common Shares achieve trading prices of $15, $17.50 and/or $20 per share and/or the Issuer achieves Adjusted EBITDA (as defined in the Business Combination Agreement, dated as of January 9, 2011, as amended, by and among the Issuer, 57th Street Merger Sub LLC, Crumbs, the members of Crumbs immediately prior to May 5, 2011, and their representatives, as set forth on the signature pages thereto) of $17,500,000, $25,000,000, and/or $30,000,000 at particular points during the period beginning on May 5, 2011 and ending on December 31, 2015 or upon the occurrence of certain acceleration events. The additional 901,000 Class B Units and 90,100 shares of Preferred Stock combined will, subject to certain preferential rights, approximate the voting, economic and other rights Mr. Geiger would have, were he to hold 901,000 Common Shares.

Item 4. Purpose of Transaction

The information set forth in Item 3 of this Schedule 13D is incorporated herein by reference.

As described above, Mr. Geiger’s acquisition of the Equity Consideration was made pursuant to the Employment Agreement and Grant Agreement in connection with his services as President and Chief Executive Officer of the Issuer.

Mr. Geiger continuously assesses the Issuer’s business, financial condition, results of operations and prospects, general economic conditions, other developments and additional investment opportunities. Depending on such assessments, Mr. Geiger may acquire additional Common Shares or may determine to purchase, sell or otherwise dispose of all or some of the Common Shares of the Issuer in the open market, in privately negotiated transactions or otherwise. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that Mr. Geiger may deem material to his investment decision.

Except as set forth herein, Mr. Geiger does not have present plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 the cover page of this Schedule 13D are incorporated herein by reference. Such information is based on 5,505,885 Common Shares outstanding. As of the date of this filing, assuming there are 5,505,885 Common Shares outstanding and 390,000 shares of Preferred Stock outstanding, Mr. Geiger has the power to vote approximately 8.5% of the Common Shares.

(c) Except as set forth herein, Mr. Geiger has not effectuated any other transactions in the class of securities reported on that were effected within the past sixty days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3, 4 and 5 of this Schedule 13D is incorporated herein by reference.  All information contained in Item 1.01 and the sections of Item 5.02 entitled “Employment Agreement” and “Securities Grant Agreement” of the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2011, are incorporated herein by reference.  Except as set forth herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Geiger and any other person with respect to the Common Shares.

Item 7. Material to Be Filed as Exhibits

Exhibit	Description

10.1
Employment Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Julian R. Geiger dated November 14, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 15, 2011).

10.2
Securities Grant Agreement among Crumbs Bake Shop, Inc., Crumbs Holdings LLC and Julian R. Geiger dated November 14, 2011 (incorporated by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 15, 2011).

10.3
Registration Rights Agreement between Crumbs Bake Shop, Inc. and Julian R. Geiger dated November 14, 2011 (incorporated by reference to Exhibit 10.6 to the Issuer’s Current Report on Form 8-K, filed with the SEC on November 15, 2011).

10.4
Third Amended and Restated LLC Agreement of Crumbs Holdings, LLC, dated as of May 5, 2011 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.5
Exchange and Support Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Exchanging Members named therein, dated as of May 5, 2011 (incorporated by reference to Exhibit 10.20 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

10.6
Tax Receivable Agreement by and among 57th Street General Acquisition Corp., Crumbs Holdings LLC and the Members of Crumbs Holdings LLC named therein, dated as of May 5, 2011 (incorporated by reference to Exhibit 10.25 to the Issuer’s Current Report on Form 8-K, filed with the SEC on May 11, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 23, 2011

By:	/s/ Julian R. Geiger
Julian R. Geiger